FORM 4                Securities and Exchange Commission
                           Washington, DC 20549

                 Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940


1.   Name and Address of Reporting Person   5. If Amendment, Date of Original

   Murphy     Daniel           James
   ____________________________________      ______________________________
   (Last)          First        Middle
                                          6. Relationship of Reporting
   5 Sleepy Hollow Road
   ___________________________________      Person(s) to Issuer
                 (Street)                    (Check all applicable)
                                             __  Director    __ 10% Owner
   Ridgefield       CT           06877
   ____________________________________      _X  Officer     __ Other (Specify)
   (City)         (State)        (Zip)            (title)               below)
                                             V.P.
                                             _____________   _________________

2.   Issuer Name and Trading Symbol          7. Individual or Joint/Group
   Filing
                                             _X Form filed by One Reporting
   DCI Telecommunications, Inc.   DCTC
   ____________________________________           Person
                                             __ Form filed by More than One
3. IRS Identification Number of Reporting         Reporting Person
    Person, if an entity (Voluntary)


4.   Statement for Month/Year

     April / 1999
   __________________________

_____________________________________________________________________________

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
             Owned

1. Title   2. Trans-  3.Trans- 4.Securities   5.Amount     6.Owner- 7.Nature
   of         action    action   Acquired (A)  of            ship     of
   Security   Date      Code     or Disposed   Securities    Form:   Indirect
              (Month/            of (D)        Beneficially  Direct   Benef-
                Day/                           Owned at      or       icial
               Year)                           End of        Indirect Owner-
                                               Month                   ship
DCI Telecom.
Common
Stock        3/04/99      S          D             --           D         --
___________  _______   _______  ____________   __________    ________ ______

DCI Telecom.
Common
Stock        3/10/99      S          D             --           D         --
___________  _______   _______  ____________   __________    ________ ______

DCI Telecom.
Common
Stock        3/11/99      S          D             --           D         --
___________  _______   _______  ____________   __________    ________ ______

DCI Telecom.
Common
Stock        3/17/99      S          D             --           D         --
___________  _______   _______  ____________   __________    ________ ______

DCI Telecom.
Common
Stock        3/25/99      S          D             --           D         --
___________  _______   _______  ____________   __________    ________ ______

DCI Telecom.
Common
Stock        3/29/99      S          D            - 0 -         D         --
___________  _______   _______  ____________   __________    ________ ______

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g. puts, calls, warrants, options, convertible securities)

1.Title of      2.Conver-   3.Trans-  4. Trans- 5.Number of  6. Date
  Derivative      sion or     action     Code    Deriva-       Exer-
  Security        Exercise    date               tive          cisable
                  Price of                       Secur-        and
                  Deri-                          ities         Expir-
                  vative                         Acquired      ation
                  Security                       or            Date
                                                 Disposed
                                                 Of

                                       Cod  V   (A)  (D)      Exer  Expire
________________  _______    ______    ___ ___   ___  ___     _____  _____

Options           $0.50        --      --   --   --    --   2/09/95  2/09/00
________________  _______    ______    ___ ___   ___  ___     _____  _____

Options           $0.60        --      --   --   --    --   7/26/95  7/26/00
________________  _______    ______    ___ ___   ___  ___     _____  _____

                                                            6/28/96
                                                            thru
Options           $0.1875      --      --   --   --    --   8/02/96  4/12/01
________________  _______    ______    ___ ___   ___  ___     _____  _____

Options           $1.375       --      --   --   --    --   6/16/97  6/16/02
________________  _______    ______    ___ ___   ___  ___     _____  _____

Options           $1.75        --      --   --   --    --   9/08/97  9/08/02
________________  _______    ______    ___ ___   ___  ___     _____  _____

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g. puts, calls, warrants, options, convertible securities)

7.Title      8. Price    9. Number    10. Owner-     11. Nature
  & Amount      of          of            ship           of
  of            Deriv-      Deriv-        Form           Indirect
  Underlying    ative       ative         of             Benefi-
  Securities    Security    Secur-        Deriv-         cial
                            ities         ative          Owner-
                            Bene-         Secur-         ship
                            Ficially      ity
                            Owned at      Direct
                            End of        or
                            Month         Indirect

_____________  _______      ______        ______         ______

Common           --         10,000          D              --
_____________  _______      ______        ______         ______

Common           --         15,000          D              --
_____________  _______      ______        ______         ______

Common           --        200,000          D              --
_____________  _______      ______        ______         ______

Common           --         54,545          D              --
_____________  _______      ______        ______         ______

Common           --         70,000          D              --
_____________  _______      ______        ______         ______



Explanation of Responses:

All options represent the right to purchase DCI common shares.



                                        S/Daniel J. Murphy        04/09/99
                                        _____________________     _________
                                        Signature of Reporting       Date
                                         Person